EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2012	2011	2012	2011
Earnings before income taxes	$2,073	$1,980	$4,242	$4,083
Fixed charges	177	141	347	281
Total earnings available for fixed charges	$2,250	$2,121	$4,589	$4,364

Fixed Charges:
Interest expense	$153	$119	$301	$237
Interest component of rental payments	24	22	46	44
Total fixed charges	$177	$141	$347	$281
Ratio of earnings to fixed charges	12.7	15.0	13.2	15.5

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.